April 6, 2020

John M. Ganley
Securities and Exchange Commission

Re:          American Growth Fund, Inc. Proxy Filing

Dear Mr. Ganley:

                This letter is in regards to the telephone conversation between us held on April 2, 2020 in which we discussed your and other SEC Staff member’s comments and proxy material requested changes to our DEF 14a proxy filing. In response to your request, below please find the details of each topic we discussed which will also be reflected in our DEF 14a filing.

1)            In the “Notice of Special Meeting of Stockholders”, second page, we clarified that this special meeting will be held virtually and directed stockholders to where they can find information on attending this meeting.

2)            In the “Questions & Answers” we made changes to the answer of “Will this be a taxable event?” We are presenting the stockholders with data for approximately how much of the portfolio will be sold as well as a discussion on the estimated cost (per share and in total) and the effects of the capital loss carryforwards.

3)            In the “Proxy Statement” on page nine we removed “cannabis related” in the discussion of the concentration policy.

4)            In the “Proxy Statement” on page ten we defined what percentage of revenue is required for the Fund to consider a company to be a cannabis related issuer.

5)            In the “Proxy Statement” on page eleven we further defined what the Fund’s new concentration policy would be should the shareholders approve this proxy vote.

Should you have any further questions or comments on the Fund’s revised proxy materials, please call me at 303-626-0606.

Thank you for your assistance in this process. Your input has been very helpful and is greatly appreciated.

Sincerely,

/s/ Michael L. Gaughan

Michael L. Gaughan
Corporate Secretary
American Growth Fund, Inc.

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1636 Logan Street, Denver, CO 80203 w 800.525.2406 w 303.626.0600 w Fax:303.626.0614